March 3, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Christine Allen, Staff Accountant
Karen Ubell, Staff Attorney

Re:	Unigene Laboratories, Inc.
Form 10-K
Filed March 16, 2010
File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company” or “Unigene”) in response to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Ashleigh Palmer dated January 26, 2011 (the “Comment Letter”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K").  For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

Form 10-K for the Year Ended December 31, 2009

Business
Strategy, page 4

1.
We note your response to comment 1.  Your proposed disclosure relating to the GSK royalty rate is not sufficiently narrow.  Please revise the disclosure to provide a range that is no more than a ten point spread.

Securities and Exchange Commission
March 3, 2011

RESPONSE:

The Company acknowledges the Staff's comment and advises the Staff that it undertakes to include revised disclosure in its periodic reports.  The Company undertakes to include in its periodic reports, beginning with its annual report on Form 10-K for the year ended December 31, 2010, the following disclosure regarding the GSK agreement (which is based on disclosure in the 2009 Form 10-K and revised as indicated):  “GSK will pay us a royalty at a rate in the low to mid-teens based on its worldwide sales of the product, subject to a reduction under certain circumstances as described in the agreement.”

Notes to Financial Statements
Note 7, China Joint Venture, page 37

2.	We have considered your response to all four bullet points of comment 2. Please address the following as it relates to your responses:
●
Our understanding is that you formed the China Joint Venture ("China JV") in 2000.  In 2008, you contributed $2,250,000 in cash and $4,500,000 in technology and know-how to the China JV.  ASC 845 outlines guidance for the accounting of nonmonetary transactions and transactions involving monetary consideration.  Transfers of nonmonetary assets between a corporate joint venture and its owners are not covered by this guidance in accordance with ASC 845-10-15-4b.  Transactions involving monetary considerations between a joint venture and its owners are also not covered by this guidance in accordance with ASC 845-10-15-14a.  Based on all information known and disclosed, ASC 845 does not appear to be the appropriate literature to account for your 2008 contribution to the China JV.

●
You state that you recorded your investment in the China JV at the lower of the carrying amount or fair value of the assets contributed.  However, with regard to the technology and know-how contributed or to be contributed you are recognizing at the value assigned of $4.5 million as a gain over seventeen years at $265,000 per year and not at the carrying amount of zero.  If your contribution of technology to the joint venture was recognized at the carrying amount a gain would not result.

Securities and Exchange Commission
March 3, 2011

●
If you record your contribution to the China JV at the lower of cost or fair value, and if the China JV recorded contributions from its owners at fair value, please provide us with your accounting analysis to support the China JV's accounting treatment.  Additionally, please tell us how you considered ASC 323 in your accounting for any basis difference created between your investment in the China JV and the underlying equity in net assets of the China JV.

●
You state "The value assigned to the technology and know-how that the Company contributed or will contribute ($4.5 million) was agreed to by the venture partners.  The contribution of the know-how is occurring over a substantial period of time as the China JV prepares to implement the technology that was transferred in 2008."  Please clarify what technology was contributed to the China JV in 2008 and how this differs from the know-how that is to be contributed over a substantial period of time and how you accounted for and valued each.

RESPONSE:

Bullet One
Our understanding is that you formed the China Joint Venture (“China JV”) in 2000.  In 2008, you contributed $2,250,000 in cash and $4,500,000 in technology and know-how to the China JV.  ASC 845 outlines guidance for the accounting of nonmonetary transactions and transactions involving monetary consideration.  Transfers of nonmonetary assets between a corporate joint venture and its owners are not covered by this guidance in accordance with ASC 845-10-15-4b.  Transactions involving monetary considerations between a joint venture and its owners are also not covered by this guidance in accordance with ASC 845-10-15-4a.  Based on all information known and disclosed, ASC 845 does not appear to be the appropriate literature to account for you 2008 contribution to the China JV.

Securities and Exchange Commission
March 3, 2011

Although ASC 845-10-15-4 indicates that the nonmonetary transaction guidance does not apply to transfers of nonmonetary assets between corporate joint ventures and its venture, many rely on this guidance to support initially recording joint venture investments made by contributing nonmonetary assets at carryover basis and we have applied this guidance by analogy because we believe the transfer does not result in the culmination of an earnings process.

Bullets Two and Three

You state that you recorded your investment in the China JV at the lower of the carrying amount or fair value of the assets contributed.  However, with regard to the technology and know-how contributed or to be contributed you are recognizing at the fair value assigned of $4.5 million as a gain over seventeen years at $265,000 per year and not at the carrying amount of zero.  If you contribution of technology to the joint venture was recognized at the carrying amount a gain would not result.

If you record your contribution to the China JV at the lower of cost or fair value, and if the China JV recorded contributions from its owners at fair value, please provide us with your accounting analysis to support the China JV’s accounting treatment.  Additionally, please tell us how you considered ASC 323 in your accounting for any basis difference created between your investment in the China JV and the underlying equity in net assets of the China JV.

The fair value of the technology contributed to the joint venture over time was established based on the cash contributions made and to be made by our joint venture partner, China Pharmaceutical Group, for their 55% interest in the venture.  Unigene made an initial contribution to the joint venture of $1.05 million cash and technology and know-how to be licensed to the joint venture with a negotiated fair value of $2.1 million for a 45% interest in the venture.  China Pharmaceutical Group made an initial contribution to the joint venture of $3.85 million cash.  Unigene has a continuing obligation to transfer $1.2 million cash (transferred in 2009) and $2.4 million technology (transfer began in 2008 and continues to be made) to the joint venture and China Pharmaceutical Group has a continuing obligation to transfer $4.4 million cash.  The continuing transfers by both the Company and China Pharmaceutical Group are required to be made at the same time and in proportion to the equity interest of each joint venture partner. The joint venture recognized the licensed technology transferred from Unigene as an intangible asset at the negotiated fair value as supported by the cash contributions made by China Pharmaceutical Group.

Securities and Exchange Commission
March 3, 2011

The contribution of technology, which was recorded by the Company at the lower of cost or fair value, gives rise to a basis difference between our investment in the joint venture and our 45% equity interest in the underlying net assets of the joint venture of $2.1 million at formation. The ultimate basis difference will be $4.5 million from the initial and subsequent transfers of licensed technology.  Based on the guidance in ASC 323-10-35-7 and 35-13, the “gain” (really an elimination entry) associated with the technology transferred is being recognized as amortization of the difference between the carrying amount of the Company’s investment in the joint venture and the Company’s underlying equity in the net assets of the joint venture, which equaled a basis difference of $2.1 million at formation.  This basis difference relates to the technology license that will be amortized by the joint venture, and was previously labeled in a separate line item in our statement of operations called “Gain on Technology Transfer to Joint Venture”.  In subsequent filings, we will present this as an elimination of our share of the basis difference and include in the line item called “Loss from Investment in Joint Venture” in our statement of operations.   In order to illustrate what our basis in the JV will be at the end of the amortization period of 17 years, please refer to the analysis in the attached Exhibit A.

Please refer to Exhibit B for a summary of the journal entries to record our investment in the China JV.

Bullet Four

You state “The value assigned to the technology and know-how that the Company contributed or will contribute ($4.5 million) was agreed to by the venture partners.  The contribution of the know-how is occurring over a substantial period of time as the China JV prepares to implement the technology that was transferred in 2008.”  Please clarify what technology was contributed to the China JV in 2008 and how this differs from the know-how that is to be contributed over a substantial period of time and how you accounted for and valued each.

Securities and Exchange Commission
March 3, 2011

The technology that was contributed to the China JV in 2008 includes certain know-how as well as rights to two additional products: oral calcitonin and non-oral PTH.  In addition, the JV gained rights to our updated calcitonin manufacturing technology (they previously had rights only to our older, less efficient manufacturing process).

The contribution of the know-how is occurring over a substantial period of time, as the JV prepares to implement the technology that was transferred in 2008.  Our know-how includes implementation of an efficient and effective manufacturing process, which includes information related to the design and construction of a GMP manufacturing facility.  In addition, Unigene is to provide its technological expertise in the areas of fermentation, down-stream processing, formulations, release testing, testing methods, batch records, process flow, technical designs, equipment requirements, storage requirements, training, quality control, quality assurance and regulatory affairs.

The fair value of the technology and know-how contributed to the joint venture over time was established based on the cash contributions made and to be made by our joint venture partner, China Pharmaceutical Group, for their 55% interest in the venture.  Unigene made an initial contribution to the joint venture of $1.05 million cash and technology to be licensed to the joint venture with an estimated fair value of $2.1 million for a 45% interest in the venture.  China Pharmaceutical Group made an initial contribution to the joint venture of $3.85 million cash.  Unigene has a continuing obligation to transfer $1.2 million cash (transferred in 2009) and $2.4 million technology (transfer began in 2008 and continues to be made) to the joint venture and China Pharmaceutical Group has a continuing obligation to transfer $4.4 million cash.  The continuing transfers by both the Company and China Pharmaceutical Group are required to be made at the same time and in proportion to the equity interest of each joint venture partner.

*   *   *

Securities and Exchange Commission
March 3, 2011

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100.

Very truly yours,

/s/  Gregory T. Mayes

Gregory T. Mayes
Vice President of Corporate Development and General Counsel

cc:	Ashleigh Palmer
William Steinhauer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP
Michael Creasy, Grant Thornton LLP
Keyur Thakkar, Grant Thornton LLP
John Pennett, Eisner Amper LLP

Exhibit A:
Analysis of Investment/Basis in China JV

Assumptions:
•	Our analysis is based on what our investment in the China JV will be on our books in 17 years, as compared to our 45% interest in the net assets of the China JV in 17 years
•	For simplicity purposes, our analysis assumes that the only income/expense of the China JV is amortization of the technology transferred by Unigene
•	Our analysis assumes that all cash and IP have been contributed at the end of the 17 year period

Unigene's Books		JV's Books
Unigene Cash	$2,250,000	Unigene Cash	$2,250,000
Unigene's Technology and Know-How reflected as amortization of basis difference	4,500,000	Cash from CPG (JV partner)	8,250,000
		Unigene's Technology and Know-How	4,500,000
Total Contributed Assets	6,750,000	Total Contributed Assets	15,000,000
		Losses recognized -Amortization of Technology and Know-How	(4,500,000)
Less: Equity in losses of JV (45%)	(2,025,000)
		Net Assets of JV	10,500,000
		Unigene ownership percentage	45%
Unigene Investment in JV	$4,725,000	Unigene Basis in Net Assets of JV	$4,725,000

EXHIBIT B: Investment in China JV
Journal Entries

	2002	2003	2004	2005	2006	2007	2008	2009	2010	Totals
Balance Sheet:
Investment In JV	$32970	$(245)	$275	$885	$(3340)	$(3105)	$1419978	$1612733	$145774	$3205925

Cash – contributions							(1050000)			(1050000)
Cash - expenditures (1)	(37500)						(442315)	(317354)		(797169)

Advance from JV partner (2)								(1200000)		(1200000)

Stmt of Operations:
(Gain)/Loss on investment (3)	4530	245	(275)	(885)	3340	3105	138513	169325	118930	436828

Gain on Tech transfer (4)							(66176)	(264704)	(264704)	(595584)

	0	0	0	0	0	0	0	0	0	0

(1) primarily engineering costs, capitalized by the JV
(2) in lieu of cash contribution, which was recorded as a liability by Unigene
(3) proportionate share of JV's profit or loss (4) reflected as amortization of basis difference